Southwestern Energy Company
2350 North Sam Houston Parkway East
Suite 125
Houston, TX 77032

February 27, 2012

Securities and Exchange Commission
ATTN: Filing Desk, Stop 1-4
450 Fifth Street, N. W.
Washington, DC 20549-1004

Ladies and Gentlemen:

Pursuant to regulations of the Securities and Exchange Commission, submitted herewith for filing on behalf of Southwestern Energy Company is the Annual Report on Form 10-K for the year ended December 31, 2011.

This filing is being effected by direct transmission to the Commission's EDGAR System.

Very truly yours,

  /s/ ROBERT C. OWEN
Controller and Chief Accounting Officer